                                                Filed by Peregrine Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                             Subject Company: Remedy Corporation
                                                     Commission File No. 0-25494

The following is a transcript of a conference call with analysts posted on the website of Peregrine Systems, Inc. and made available for replay by telephone on June 11, 2001:


                            PEREGRINE SYSTEMS, INC.

                            Moderator:  Matt Gless
                                 June 11, 2001
                                 6:30 a.m. MT

Operator:      Ladies and gentlemen, thank you for standing by. Welcome to the
               Peregrine announcements conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, you will be invited to participate in the question-and-answer session. At that time, if you have a question, you will need to press the one followed by the four on your telephone. As a reminder, this conference is being recorded Monday, June 11th, 2001.

               I would now like to turn the conference over to Mr. Steve Gardner, chairman and chief executive officer of Peregrine Systems, Inc. Please go ahead, sir.

Steve Gardner: Thank you very much. Good morning. Before I start today's conference call, let me read the following relative to forward-looking statements.

               Our discussion today contains historical and forward-looking information. Numerous factors affect the company's operating results and could cause the company's actual results to differ materially from those indicated in this discussion or in any other forward-looking statement made by or on behalf of the company and there can be no assurance that future results will meet expectations.

               Specific factors that may affect our future results include the following. Our quarterly revenues and operating results are subject to substantial fluctuations and our historical revenue growth and operating results are not necessarily indicative of future growth or operating results. We have engaged in a number of acquisitions in the last two years and may experience problems associated with the integration of these businesses that would pose risks to our future revenue growth and operating results.

               In the third quarter of fiscal year 2001, we completed an offering of convertible subordinated notes through which we incurred indebtedness of approximately $270 million. Our outstanding indebtedness could adversely affect our results of operations and financial condition.

               These risk factors are discussed in substantially more detail in our report on Form 10-K filed with the Securities and Exchange Commission in May 2000 and on the company's quarterly reports on Form 10-Q, copies of which are available on request from the investor relations department of the company. These filings also discuss significant-- discuss additional risks that may affect our business and operating results.

               Generally, some of the forward-looking statements including in this--included in this discussion are based on information provided by Remedy. Risk factors that could affect such information are discussed in Remedy's 10-K filed with the SEC in March 2001. In addition, you should be aware that this call is being taped for playback.

               Now let me turn to the content of today's announcement. Today we are announcing that Peregrine will acquire Remedy Corporation in a combination stock and cash deal that has been approved by the boards of directors of both companies.

               Joining me on the call are Larry Garlick, CEO of Remedy, and Matt Gless, Peregrine's chief financial officer. After I finish my remarks, I will ask each to make their comments and then we will open up for a brief period of question and answer.

               As most of you know, the combination of Peregrine and Remedy will bring together two companies that have complementary positions in the infrastructure management space. Peregrine has traditionally served large enterprises with a suite of applications with extensive embedded work flow. We pride ourselves on giving our customers the benefit of best practice embedded within the product set.

               Remedy has promoted a different value proposition in the industry, centered on the concept of flexible and adaptable application development technology. They have been particularly successful in selling this approach through both channel sales and direct sales to small to mid-size enterprises.

               Remedy excels at serving small to mid-size customers while Peregrine excels at serving large enterprises. The union of Peregrine and Remedy will provide a compelling choice for global organizations, large and small, and upon closing will give us sales and channel access to small and mid-size customers that we did not have before. Remedy enjoys high customer loyalty in organizations focused on flexible development and Peregrine enjoys equally high customer loyalty in accounts focused on best practice work flow.

               The bottom line is that we are both right and soon customers will be able to enjoy the best of both worlds from a single supplier. Some business problems should be solved with best practice solutions; other business problems are either unique to a given customer or so rapidly changing that best practice has not yet been defined.

               The combination of the Peregrine application portfolio and the Remedy application development platform will meet either business need. What is particularly exciting in the application development environment is that by combining the Remedy Action Request System with our recently acquired technology from Extricity and our own Get-It Studio technology, we will be able to offer a compelling and industry-leading flexible application development environment for both behind-the-firewall and through-the-firewall business needs. This will truly be a unique and powerful offering in the industry.

               So there are two big wins here -- broader industry coverage with the opportunity to cross-sell our combined offerings to small and mid-size customers, and a more universal solution for large enterprise customers, moving from a world in which the enterprise customer chose flexibility or best practice work flow to a world in which they can have both. Remedy's-- Remedy's ITSM offering, coupled with Peregrine's InfraTools, AssetCenter and Get-It solutions, will become our flagship offering to small to mid-size customers. The Peregrine Infrastructure Management Suite, Employee Relationship Management Suite, B2B Relationship Management Suite and our new unified Weblication Development Suite, based upon the combination of Remedy and Peregrine technology, will be the flagship offerings to large Enterprise customers.

               There are synergies present in every aspect of this transaction: in unifying research and development, unifying sales and marketing efforts, with specific focus on both small to mid-size customers and large enterprise customers; enhancing our E-markets group by combining Extricity-based technology into the Remedy offering and obvious synergies in unification of corporate infrastructure and administration of what will be a billion dollar a year global company in very short order. We are incredibly excited about this opportunity.

               We know this is a relatively large acquisition and, as such, may draw some skepticism, but I would point out that in this case we will combine forces to address a broader set of customer needs in a market that we know very well. We believe the risk/reward equation in this combination is very heavily tilted towards the rewards rather than the risks.

               I would now like to turn the floor over to Larry Garlick, CEO of Remedy Corporation.

Larry Garlick: Thank you, Steve. Steve has outlined the major benefits of this combination. I'd like to get more specific about how the combination will benefit Remedy customers and other Remedy stakeholders.

               Most Remedy customers and partners are rather passionate about their solution platform, the Action Request System. Virtually all of our customers have relied on the adaptability inherent in the AR System for authoring extensions to Remedy's solutions or building entirely new solutions.

               This announcement should give our customers the confidence that today, tomorrow and into the future the platform will offer the familiar competitive advantage for rapid authoring and change of reactive business processes. The resulting technology platform will exceed the expectations of our customer base, whether they're solving departmental or enterprise problems.

               The combined technology and solution portfolios, together with Peregrine's marketing, strategic relationships and enterprise account prowess, will create the full package for serving a broad customer base. We welcome the opportunity to showcase the popular Remedy technology to a much larger audience. We're also excited about the breadth of infrastructure management and employee relationship management solutions that we'll be able to offer our existing customers upon closing of the transaction.

               This combination will accelerate Remedy's vision, speeding us to our goals for enterprise penetration, strategic relationships, value chain creation, integration ease, platform distinction and revenue levels. That will make it a big win for our stakeholders.

S. Gardner:    Thanks, Larry. I will now ask Matt Gless, Peregrine's chief financial officer, to speak to the deal structure and time lines, as well as to the approximate impact on revenue and EPS accretion. Matt?

Matt Gless:    Thanks, Steve. Thanks, Larry. Let me take a few minutes and cover the financial information.

               Let's start with deal-related costs. Peregrine will acquire all the outstanding capital stock from Remedy in exchange for a combination of stock and cash from the company. Based on Friday's closing share price, the net enterprise value paid for the Remedy Corporation amounts to approximately $875 million.

               The consideration given represents about $275 million in cash and right at 28 million shares of Peregrine common stock. We chose to use a mixture of cash and stock in this transaction in order to manage our overall cost of capital, while still preserving an appropriate cash reserve for future needs. Post consummation, the combined company is expected to have cash reserves in excess of $150 million.

               The transaction will be accounted for using the purchase method of accounting. As a result, the company is expected to incur a one-time charge to acquired in-process research and development costs in the range of 10 to 20 percent of the total purchase price. The balance of the transaction value will be allocated to goodwill and other intangible assets and booked as an asset to the balance sheet.

               As a consequence of the transition provisions FASB set for new business combination accounting rules, newly acquired goodwill and intangible assets will be accounted for using the new methodology. As a result, goodwill arising from this combination will not run through the P&L.

               Now let's move on to the positive impact the deal will have on the combined financials. As stated previously, Peregrine has no intentions on doing a dilutive transaction. This one will be no different.

               We fully expect that this transaction will be a positive one for Peregrine from a financial perspective. We expect the deal to be accretive to cash earnings. To the extent the transaction closes in the September quarter, as expected, we anticipate the next four quarters following the close of the acquisition to generate an additional 8 percent or 6 cents of net earnings to previously provided EPS expectations. In addition to accretive earnings, we anticipate a mild expansion in operating margins and a healthy contribution to cash flow from operations.

               Although we expect the revenue contribution to have the same positive impact as earnings, we will refrain from providing revenue guidance until the close of the transaction. However, we do anticipate the four quarters following the close of the acquisition on a combined, consolidated basis to generate in excess of $1 billion.

               That's it for me, so it's back to Steve.

S. Gardner:    Thank you, Matt. This concludes our prepared remarks and now we will open up for questions. Operator, let's queue up the questions.

Operator:      Thank you. Ladies and gentlemen, if you wish to register a question for today's question-and-answer session, you will need to press the one followed by the four on your telephone. You will hear a three-tone prompt acknowledging your request. If your question has been answered and you would like to withdraw that request, you may do so by pressing one-three. If you are using a speaker phone, please pick up your handset before entering your request. One moment, please, for the first question.

               Bob Austrian from Banc of America Securities, please go ahead.

Bob Austrian:  Thank you and congratulations, Larry and Steve and Matt. I guess
               I had a couple of quick questions. First would be, can you review for us what you understand to be the overlap of the customer base? I understand the mid-market versus the high end, but Remedy, as well, has a history of high-end, large, scalable customers. I wonder if you could discuss the overlap?

               And then secondly, do you have any comments you can share about the way in which the sales into the middle market versus the high end will be combined and, in particular, how you plan to leverage the-- the channel that Remedy has built?

S. Gardner:    Thanks, Bob. I'll take the first crack at that and then I'll ask
               Larry to add some comments.

               There is actually a lot of complementarity to this, as I think we focused on in our prepared remarks. Remedy's strong point, strong suit has always been selling into the small, medium enterprise market. Average sales price has been significantly lower than ours as we have sold into the enterprise market and this was something we felt we really had to fill in as we expanded our-- our presence in the industry.

               But there is, indeed, as you indicate, overlap, particularly in some of the large enterprise customers. But the interesting thing about that overlap is that it really comes from two fundamentally different philosophies. The Remedy philosophy has been and continues to be, with the Action Request System, the philosophy of providing a flexible, adaptable environment that people can not only provide for their IT systems management needs, but really do just about anything with that they need to do to adapt to a changing business. So that it's really an excellent rapid development environment.

               Whereas our focus has always been on providing out-of-the-box, off-the-CD-ROM, if you will, applications that had a very, very strong focus on delivering best practice embedded within the work flow. And the reality is, is that large enterprise customers need both. This is an "and equation" not an "or equation."

               And so we've been really approaching those large enterprise customers with a different philosophy. Now I think we'll be able to clearly say that from one vendor you can have your cake and eat it, too. You can have both the best practice that we deliver through the Peregrine infrastructure management suite, B2B suite, employee relationship management suite, but you can also have the rapid development environment that not only does ARS development, but ARS or the Action Request System, in conjunction with the Extricity process scripting capability that we acquired a few months ago, will probably become one of the most powerful environments anybody could possibly hope for, with-- with the ability to develop both behind-the-firewall and through-the-firewall applications.

               So once this transaction closes and we've gone through all of the regulatory filings and so on and so forth, we're very optimistic that we'll see a very strong benefit, even in that customer segment where today we-- we obviously have a degree of overlap.

               As to the sales channel, clearly one of the assets we're buying here is a deep and well-proven knowledge of how to sell to small and medium-size customers. And we have every intention of preserving that asset as a-- as a distinct competence within our-- within our combined organization, at the close of the transaction.

               So I won't give you all the details on how that'll come together yet, because there are an awful lot of things we have yet to work out, but I will assure all of our investors and stakeholders in general that we view that as a tremendous asset, something that we will do our very best not only to preserve but to-- to enhance.

               Larry, I'd ask you to make any comments that you wish.

L. Garlick:    Yes. You know, Remedy has had growing, but still modest, success in large enterprise deals. If you think of our enterprise business, it's the cumulative relationship over a long period of time with large organizations.

               I like to think of this complementariness as Remedy has had a lot of success selling in the enterprise where I would say that the CIO is really the target audience and the problem management process and maybe the change management process and Peregrine has had a tremendous amount of success selling to the more financially oriented executive level with their AssetCenter, you know, as the flagship of their-- And these are, you know, really two different audiences. Sometimes we have succeeded in selling to the same company and coexisting quite well and there are integrations out there already of-- of our products.

               So even in the amount of enterprise that Remedy does, I think that the overlap is not very large in our successes versus Peregrine's successes. But truly, Remedy has, from its very beginning, had very good success with channels, a VAR channel serving the mid market and the mid tier and it's-- part of that is how you package your solutions, part of that is how you architect the-- the business relationships and I think that this ability, in conjunction with the very, very strong enterprise and strategic relation capability of the Peregrine team, should really serve us well, up and down large organizations or expanding some of the Peregrine solutions into the mid tier.

B. Austrian:   Great.  Thanks very much and congratulations, again.

Operator:      The next question comes from Larry Yavner from UBS Warbug. Please go ahead.

Larry Yavner:  Yes. Guys, I'm-- I just wanted to know, it seems like you have enough cash on the books, but I just wanted to see if there was a financing condition and also when do you expect the transaction to close?

S. Gardner:    Matt, I'll ask you to address that, please.

M. Gless:      Yeah, sure. Post combine balance sheets will support cash in excess of $100 million-- $150 million. So no, it will not be necessary to incur a financing event in order to support this transaction. We always keep our options open with respect to future financing events, but one will not be necessary with respect to this transaction.

               As far as the closing of this transaction, at this point in time, we expect it to close in the September quarter. That would be, more than likely, late August and/or early September.

L. Yavner:     OK.  Just to clarify, there is no financing condition.  Correct?

M. Gless:      Absolutely not.

L. Yavner:     OK.  Thank you.

Operator:      Jeff Laverty from McMahan Securities, please go ahead.

Jeff Laverty:  Hi, good morning. Thank you. I just wanted to clarify that cash portion. You mentioned $275 million is what the Remedy shareholders are going to get. Now, Remedy itself had an existing cash balance of $218 million. I assume that's the majority of that $275, so the remaining $57 or so is actually going to come from Peregrine's checkbook?

M. Gless:      Yeah, this is Matt again.  That is correct.

J. Laverty:    OK. So the combined company will be left with $150 and, if I'm doing the math, with what Peregrine started the June quarter with, there's still $70 or $80 million that I'm coming up a little short. Is there some extra considerations or just some extra cash burn happening?

M. Gless:       I'm just being conservative with my numbers.

J. Laverty:     OK.  Fair enough.  Thank you.

Operator:       Gary Moorman from Alpine Associates, please go ahead.

Gary Moorman:   My question was answered.  Thank you.

Operator:       The next question comes from Damian Rinaldi from First Albany
                Corp. Please go ahead.

Damian Rinaldi: Yes. On the e-markets side of the business, could you comment on how the combination of the two companies changes the competitive environment that you both operate in? And then a financial question, is there a collar on the deal on-- on either side?

S. Gardner:     Damian, I'll take a crack at that and ask Matt to clarify if I say anything I shouldn't.

                With regard to our e-markets group, one of the great sort of hidden benefits that won't be immediately obvious to people until they have a chance to really examine the deal, is that when we close we will then be able to take, as I mentioned, the Extricity process, the process integration tool, as well as the application-to-application adapters that we acquired with that acquisition and, of course, our ability to do real-time data transformation for e-commerce transactions and combine that with the Action Request System. What that'll give us, in our opinion, is one of the most powerful rapid development environments with a built-in hook to our Get2Connect e-commerce network.

                So anybody that wants to build a through-the-firewall application in a rapid manner, using a well-proven set of technologies, but also a set of technologies that incorporates really state-of-the-art features, will have a pretty obvious choice. And I think it'll serve us well in differentiating ourselves against some of the-- the more niche-oriented players in the e-commerce space or the business-to-business integration space, which we already compete against with our e-markets group offering.

                And really, it follows the strategy of building a complete stack of offerings on the e-markets side. Data transformation -- we do the data transmission and transaction through our Get2Connect network with over a million transactions a day. We do the cataloging, we do the application integration, we do the process-to-process integration and now we can add a rapid development environment for people that want to create customized or-- or modified applications in a very rapid manner. And I think that'll have a very substantial positive impact for us.

                In addition, you've got to realize there's a huge customer base of Action Request System customers who are using this as an application development environment, primarily for behind-the-firewall applications and now, by being able to cross sell our Extricity technology to them, they can use an environment they are very familiar with in order to now start selling through the firewall.

                So we see this as, again, a substantial hidden win, not the obvious win that people will first turn to, but something that, over time, will have significant benefits.

D. Rinaldi:     OK. Can you give us some sense of the overlap between the Remedy customer bas and the Get2Connect customer base? Do you have any sense of that at all?

S. Gardner:     To be honest with you, we haven't as exhaustively looked at that as we did at the enterprise level of the overlap that might exist or the potential for overlap to exist in the ITSM market where, again, we were looking at the complementarity between the flexible development environment and our best practice.

D. Rinaldi:     OK.

S. Gardner:     So I don't have an off-the-cuff answer for you there. I will, however, answer your earlier question. There is absolutely no collar either way on this deal.

D. Rinaldi:    OK.

S. Gardner:    So we don't see any-- any issue there, whatsoever.

D. Rinaldi:    All right.  Very good and congratulations.

S. Gardner:    Thank you.

Operator:      Bret Papelsky from Tiedemann, please go ahead.

Rusty Raikof:  Yes, hi. Congratulations on the transaction. It's actually Rusty
               Raikof. A couple quick questions. How comfortable are you with Remedy's near-term outlook, given the lumpiness as well as underlying weakness in their license revenue from their last quarter? And the second question is, does the material adverse clause contain any revenue or earnings test? Thank you.

S. Gardner:    I'll take a first crack and then, Larry and Matt, if you don't mind, if you'll add some comments, I'd appreciate that. During our due diligence, of course, we had to look at the health of the business and not only on a near-term but on a longer term. And I will not speak to specific guidance, but I will tell you that we have a good degree of comfort that, excluding this transaction, the company would have done well as it moved into the future, you know, whether it be this quarter or future quarters and we were very comfortable with the overall health of their business and with the tremendous loyalty that their customer base has exhibited toward their product.

               As-- as we now have this announcement in the market place, then, you know, there may well be some uncertainty injected, primarily into the results of the Remedy sales force during the next three weeks, because, obviously, this is quite a surprise and a big-- a big change in the landscape that we're looking at. We don't expect, frankly, for that to have much impact on the Peregrine, because, obviously, the company will, assuming we get approval from the regulatory bodies, become a single company under the Peregrine label. We would hope that that would be done by the September quarter, but that remains to be seen.

               So that's-- that's really that, on that. And I'm sorry, I've lost the second part of your question.

R. Raikof:     Sure and does the material adverse clause contain any revenue or earnings tests? Say that, you know, they were to come in, you know, their next quarter was to come in, at, you know, lower than what the Street is expecting, is that a problem for you guys?

S. Gardner:    No, it is not. And, Matt, I'll ask you to comment on that and anything else that I said in the first part of the respect, if you would, please.

M. Gless:      No, I agree with the comments that Steve made. I have no further comments.

S. Gardner:    Larry, is there anything you wanted to add to that?

L. Garlick:    Sure. You know, the-- this environment of an economic slowdown certainly favors smaller transactions. The ASP of Remedy traditionally has been in, pretty much, the sweet spot right now of the business that's going on and our tremendous rate of add-on business, repeat business and support renewal in our 10,000 customer site market place, that's also very, very powerful during this time. This is a time when-- when customers are looking to their existing vendors to-- and not switching vendors and adding a lot of risk.

               I think we've stated in our previous conference call that our pipeline has been very, very strong during this period, since we've been able to increase our sales force dramatically over Q3 and Q4 numbers. So we're-- we're very, very prepared to take advantage of the demand out there in our market place.

R. Raikof:     Thank you.

Operator:      The next question comes from Ed Bierdeman from Moors and Cabot.
               Please go ahead.

Ed Bierdeman:  Hi. Thank you and congratulations on the deal. A couple questions. Could you address the overlap in application areas or potential synergies in applications served by Peregrine and Remedy? And secondly, do you know what the new management team is going to look like? Is it a combination of Peregrine/Remedy, all Peregrine, what's the outlook? Thank you.

S. Gardner:    Sure. I'll take a crack at both of those and then, again, I'll ask Larry to comment as well.

               First of all, the overlap is actually-- the more we did due diligence, the more we realized that it was more complementarity than overlap and really we were addressing the same industry rather than exactly the same view of how to serve customers. Being as I've said earlier in the call, one of the great benefits we are bringing to the market is the ability to now give the customer an "and equation" so they can have both the best practice applications and a flexible, adaptable development environment.

               However, having said that, clearly within the help desk or the IT service management space, there is an apparent overlap in applications, but that's where we find that the Remedy applications have really got extraordinarily strong customer penetration and loyalty within the small to medium-size customers and where our applications tend to have a very, very strong penetration and customer loyalty in the-- in the enterprise-class applications.

               So even there, while there is overlap which does give us opportunities to, as we, you know, put the two companies together to contemplate how we evolve to a synergistic way of looking at that overlap, there's a lot more complementarity than overlap and there's a lot more ability to cross-sell and add value, both in the small, medium-size market where we'll be able to add our AssetCenter, our InfraTools, our Get-It employee relationship management suite to the existing Remedy ITSM suite, and in the enterprise, where we'll be able to add the flexible, adaptable Action Request System as part of the portfolio that we take to enterprise customers, side-by-side with Peregrine's infrastructure management, employee relationship management and B2B relationship management applications. So we're very, very excited about the complementarity and not particularly concerned about the overlap.

               And, I'm sorry, again I lost the second part of your question.

E. Bierdeman:  Let's finish up the first part. In terms of vertical apps, is it conceivable that Remedy addresses, perhaps, a different vertical market than Peregrine or would you view it more horizontally?

S. Gardner:    No, we're-- really, both of us have provided horizontal
               approaches to the market place for the most part because everybody has infrastructure. Everybody has employees. Really service-oriented companies tend to have more infrastructure than manufacturing-oriented companies in terms of the kind of infrastructure we serve -- IT, telephony, facilities, furniture, fleets of cars and trucks, et cetera, et cetera, but still, there's a huge presence in manufacturing industries. And, you know, Remedy has some excellent strengths in certain verticals, particularly telecommunications, but, you know, so do we. And, so, again I think it's a matter of-- of really seeing complementarity at the customer level, not necessarily at the industry level.

E. Bierdeman:  And the second part of my question--

L. Garlick:    Hey, Steve, could I-- could I add a comment or two to that for
               Ed?

S. Gardner:    Sure.

L. Garlick:    I think that the surprise from the Remedy side in all of this is how strong the integration technology and integration opportunities are going to be, you know, almost from the very first-- you know, from the closing of this transaction. The
               Extricity capability and some of the architectures that the Peregrine team has put together to-- to connect up disparate applications will serve us well as we combine these application strengths in the same organizations. Obviously, Peregrine has been very, very strong in the AssetCenter area-- arena for some time now and that's going to be a great opportunity for-- for some of our customers, for instance.

               Looking forward, the platform starts to get very, very strong -- the fundamental platform, and we're not just integrating disparate things now, but we're-- we're building solutions that have deep integration potential from the underlying foundation to the-- the XML-like EAI approaches. So I think that's going to actually harmonize a lot of the solution opportunities, both in the mid tier and up in the enterprise, as well.

E. Bierdeman:  Thank you.  Now, what about the management team going forward?
               What's the plan?

S. Gardner:    There will be an integration of management teams. Larry Garlick will be joining the board of Peregrine Systems as one of the board members. In addition, we clearly have a high degree of desire in certain critical areas to make sure that we have a very smooth integration. When you think about the two primary benefits we cited, that of the access to the small, medium-size enterprise market and customer set and secondly, to the Action Request system and the foundation or major component of what will be our go-forward approach to closing application and development environments, we clearly want to hold on to the sales and marketing organization and people in the R&D organization.

               So I would think that we will end up with a blended management team and, you know, as we look out, Matt spoke to the company being well over a billion dollars in revenue in future quarters on a fiscal, a 12-month basis, and that's going to have a major component coming from the contribution that Remedy brings, but, you know, Peregrine by itself was projected to-- to do well over $700 million in that same period of time, close to $800 million in that same period of time, and I think we'll-- we'll see approximately proportional representation of senior management in the management team. We really intend to operate this as a business that we will put together to the benefit of all teams and really try to make sure that the best people are in the best positions, regardless of where they came from.

               Larry, do you have anything that you want to add to that?

L. Garlick:    I think that-- that our executive team is certainly focused on what's best for the customer and this transaction certainly enlarges the potential for our customer base, whether it's in solutions or whether it's in better and more global enterprise account management. We have very, very similar philosophies and sort of a terribly customer-centric attitude and value that-- that customer loyalty. And I think that as long as we're providing enriched and enlarged opportunities to our customers, you're going to find our executives are very interested in this proposition.

E. Bierdeman:  Thank you.

Operator:      The next question comes from Dana Chandler from Cathay Financial.
               Please go ahead.

Dana Chandler: Yes, good morning. Congratulations. I wanted to find out on the--
               on the stock portion of the deal, is there a walk-away on that if, you know, Peregrine was to drop below a certain price or not?

S. Gardner:    No, there is absolutely no collar, no walk-away, no break-up based upon stock movement.

D. Chandler:   OK.  Is there-- can you divulge the financial advisers on the deal?

S. Gardner:    Yes. Banc of America Securities represents Peregrine and Morgan
               Stanley represents Remedy.

D. Chandler:   OK.  Thank you very much.

Operator:      Matt Teplitz from Quaker Capital Management, please go ahead.

Matt Teplitz:  My congratulations, as well. I guess this is really more of a question for Remedy. Presuming as part of the deal you had anti-trust counsel review the expectation of approval by the FTC. I wondered what you could say about that?

S. Gardner:    Matt--

L. Garlick:    Well, certainly we had representation from both sides watching, you know, our activities and we're very well versed in the issues here. In no way do we think this is a problem, because if you look at the software companies that we'll be competing with as a result of this solution breadth, most of them are much-- much larger than this entity. But the complementariness and the expansion of choice for our customers and power that our customers gain out of this is really the story here. We're not-- we're not taking away anything, we're-- we're adding a lot more opportunity for our customers.

M. Teplitz:    OK.  Well, great.  Congratulations.

Operator:      The next question comes from June Park from Gealanalytics.com.

June Park:     Hi. Most of my questions have been answered. I just wanted to over the regulatory approvals that would be required to complete the deal?

S. Gardner:    You want to talk to that? He may be offline. Let me-- the primary regulatory approval will be the Justice Department viewing the Hart-Scott-Rodino Act per the last question that was asked and that was explained, I think, extremely well by Larry. We do not anticipate, due to the complementarity of this deal, that that will be an issue, but, of course, that's really not our call to make. It's theirs to make.

               And then the second regulatory approval, obviously, will be [unintelligible] filings with the SEC and then last, but not least, there-- in fact, a very major component of the approval of the deal will be a very positive vote by Remedy shareholders, which will be transacted once-- will be approached once we have received the other regulatory approvals. So that's basically the three major steps that have to [inaudible].

               Matt, do you want to add anything to that?

M. Gless:      No, with respect to-- Actually, I will. With respect to, again, the S-4 and the proxy, we would expect to see that document approved and available for distribution to the shareholders in the early part of the September quarter. Therefore, as a result, allowing for a shareholder vote to take place mid-quarter. And that's it for me, Steve.

S. Gardner:    And that, again, assumes a favorable ruling on-- on Hart-Scott-
               Rodino issues relative to the question raised earlier. So all of-- all of that-- all of this time line has a certain set of assumptions.

J. Park:       OK, great.  Thank you.

Operator:      Timothy Dolan from DB Alex Brown, please go ahead.

Timothy Dolan: Yeah. I have two questions and I apologize if they've been asked.
               I've been dropped about 50 times. But, first on the product side, I was wondering if the long-term strategy is to move towards a unified help desk solution or will the company continue to maintain two? And then, can you talk about how you plan on handling the sales force integration process in terms of who's going to get trained on what products and also, will-- will Peregrine try to train the vast majority of Remedy's indirect channel on the breadth of the infrastructure management suite? Thanks a lot.

S. Gardner:    Tim, I'll try to address those and ask Larry to jump in. With regard to combination of products, we are, again looking at the complementarity of what Remedy's ITSM suite offers the small, medium-size enterprise and what our enterprise suite of infrastructure management applications offers the larger enterprises. So those will be maintained for an indefinite period of time and, frankly, enhanced by the opportunity to integrate the technologies, and--[audio interference]

S. Gardner:    It sounds like you're about to be dropped again, Tim. And the--
               the other side of the equation will, of course, be that because there are commonalities of-- of work flow and functionality that as we see future releases come out, both in the ITSM release and in the enterprise releases, we most certainly will take advantage of the fact that we're going to be able to share know-how and resources and people in getting those done. So, over time, the two will look much more similar than they do--[audio interference]

S. Gardner:    But we still need to--[audio interference]

S. Gardner:   --the distinct focus that each has on its-- on its particular
              [unintelligible]

              With regard to the sales force, we partially answered that on an earlier question, but really what we're talking about is maintaining an identity throughout the global sales organization that really goes after the-- the small, medium-size customer with a unique focus there and a unique VAR channel and indirect approach, aimed, again, at that customer set.

              And we do intend to enter in to an OEM reseller agreement that will allow the Remedy sales force to start selling Peregrine technology that is non-overlapping as quickly as possible -- we hope before the end of the week -- and thus begin some of the cross-training for the channel and for the direct sales force as soon as it's feasible. But clearly, with, you know, this being the month of June and the quarter to close, I would expect most of that activity to start in July rather than in June.

              So that's about it, I think. Larry, did you want to add anything to that? Hello?

L. Garlick:   I think as we've said before, this-- this dual advantage of-- of more focus on the two segments and the ability to integrate the-- the two segments when there are departments that meet the enterprise and where there are asset management meeting the problem management and change management. Those are the big opportunities that will, in fact, I think maintain some of the need to have segment focus separate in the two-- from the two organizations, as well as, you know, getting that synergy from that great integration technology that Peregrine has.

S. Gardner:   Tim, I-- I don't know if you're still there or not.

Operator:     Mr. Dolan, your line is re-opened.

T. Dolan:     I'm all set.  Thank you.

S. Gardner:   OK.  Thank you.

Operator:     The next question comes from Brad Reback from CIBC World Markets.
              Please go ahead, sir.

Brad Reback:  Hi.  Matt, is it safe to assume that you guys are looking for about $40 to $50 million of synergies from this transaction?

M. Gless:     That would be safe to assume.

B. Reback:    OK.  And number two, Larry, did anyone else make a bid on the company here?

L. Garlick:   There was not any, you know, parallel transaction or discussion going on since we've been approached by-- for this transaction.

B. Reback:    OK.  And when were you approached?

L. Garlick:   You know, we're not-- we're not going to disclose the-- you know, the entire past of our discussions. We've-- there've been various discussions in the past and the thing that really brought this to, I think, synergy was some of the new technology areas that Peregrine has moved into and some of the-- the new offerings that things like our Futurama, our next release of the Action Request
              System, represent in-- in added value by combining the companies.
              So I think the timing, really, came--came about after new synergies were created.

B. Reback:    OK.  Thanks.

Operator:     Louis Sarkas from Chesapeake Partners, please go ahead.

Louis Sarkas: Yes, I'm sorry. The call's been fading in and out and I think you tried to address this, but I just couldn't hear. Did you say there is or is not a revenue test for Remedy?

S. Gardner:   There is not.

L. Sarkas:    Thank you.  Sorry about that.

Operator:     Once again, ladies and gentlemen, if you do have a question, please press one-four at this time. Mitch Nordon from Riverside
              Asset Management, please go ahead.

Mitch Nordon: Yes. Hi. Good morning. With regard to the-- just the new-- the management combined, I'm a little confused by something you said regarding the--that Remedy's going to contribute so much in revenues and that you'll see proportional representation in management. Are you saying it's not going to be best-of-breed here or how far down the structure have you determined the pro forma management?

S. Gardner:   Yeah, well thank you for asking the question again because after I answered it, I realized I probably confused everybody. What I was trying to say in my own-- my own way is that we're taking about
              3000 people from Peregrine, about 1300 people from Remedy. We're putting them together and we, obviously, are going to take the very best people that we can for every position, not only management positions, but throughout the organization and, frankly, because there's so much complementarity in the way we're addressing the market, I think there's going to be excellent opportunity for quite a number of employees.

              So the-- the answer is, no, we don't have all of the final boxes filled in as to how things are going to come together, but I can assure you that over the past week to 10 days, there's been a tremendous amount of focus on how we're going to structure this, assuming that we get all the approvals, move to closure, et cetera. But in the meantime, we still have to operate our own businesses and so we're not going to get distracted from closing the June quarter for either company, either Peregrine or Remedy to the extent that we can avoid any distraction at all. So we're not announcing any new organizations and we're not putting any org charts about how it's all going to be post-closing, because that would be presumptuous.

M. Nordon:    Well, can--

S. Gardner:   But definitely it'll be a best of breed.

M. Nordon:    Can you, then, address the comment made-- I think it was Steve made it regarding concern about the Remedy sales force the next three weeks, but yet you don't expect the effect to be on the Peregrine sales force? I don't understand what you were saying there. Why the effect would--

S. Gardner:   I-- what I was trying--

M. Nordon:    I mean, are the sales forces going to be integrated right away or are you going to always keep them separate?

S. Gardner:   No. We-- first of all, we can't integrate the sales force until the transactions are done. We're two separate companies and we-- we absolutely cannot do that, particularly since, in many cases, we're in similar or the same accounts.

              But once the transaction is completed the sales forces will be integrated to the extent that we will still have focus on the small-medium enterprise customer and the enterprise customer. But the fact that we both know the infrastructure management market, particularly the IT infrastructure management market, extremely well will allow us to have that integration, I think, be a very orderly thing.

              As far as my comments on, you know, potential impact -- and who knows? I mean, my crystal ball may be all-- may be all wrong, but normally the acquired company, the-- in this case, Remedy, has more of a tendency to have people ask questions and want to know what's going on than the acquiring company, in this case, Peregrine. So I don't anticipate a lot of impact on the Peregrine side and we're going to have to work very hard to communicate-- the Remedy team is going to have to work very hard to communicate the benefits of the transaction, as I think we are, to their customers on the Remedy side.

              But I think it would be naive to think that a pipeline which was very, very strong before this announcement isn't going to have some disruption and so I just want people to understand that obviously this is a disruptive impact, but that's one of the reasons I would suspect people have asked whether or not there's any breakup provisions with regard to Remedy's ability to deliver on the current quarter. And there are not.

M. Nordon:     And so now, once the merger is completed and you are permitted to integrate, will the Remedy sales force sell Peregrine products and the Peregrine sales force sell Remedy products also, or will there be distinct lines drawn?

S. Gardner:    The-- the lines will only be drawn on how we serve customers and the type of customer we are serving. Products will be available to all sales people to sell from the future combined company.

               But as we serve small-medium enterprise customers, there's a different set of products that appeals to that customer set. But that will be a combination of Remedy and Peregrine technology with the Remedy ITSM set being the flagship and then adding Peregrine technology in areas of asset management, InfraTools, which is our real-time discovery capabilities, management capabilities and then the Get-It employee relationship management suite. So all that, together with the Remedy ITSM environment will be available to small-medium enterprise customers.

               At the enterprise level, the big benefit and which will be sold by the combined sales forces, will be the ability not only to sell the flexible, adaptable development environment that Remedy brings, but also the best-of-breed applications that we bring. So clearly, there will be cross-selling across the entire sales force up and down, but I would anticipate that we will segment by customer so we can truly address different channels of distribution and different ways of meeting customer needs as we go around the globe.

M. Nordon:     Terrific and just on the-- on the synergy side, one of the analysts mentioned $40 to $50 million in synergies. What do you see year one in synergies, year one following completion of the merger? Would that be year one synergy, $40 million?

M. Gless:      This is Matt. Yeah, $40 to $50 is a reasonable number. But, again, as we've suggested, upon consummation of this transaction we will be more precise with respect to the model on a go-forward basis.

M. Nordon:     OK. And without the synergy, this transaction would, in fact, be dilutive. Correct?

M. Gless:      That is not true. Without synergies it will be mildly accretive at this point. With synergies, obviously, I have given you the 6 cents post-consummation, which we would suggest is quite accretive.

M. Nordon:     Terrific.  Congratulations.  Thanks very much.

M. Gless:      Thank you.

Operator:      Kevin Klarnet from Palisade Capital Management, please go ahead.

Kevin Klarnet: Yes, I-- I noticed for Remedy there was a pretty significant shift in mix between software and services in the most recent quarter of 2001 versus 2000. Is that a temporary condition or does that represent a shift in--in business mix or a shift in business model?

L. Garlick:    This is Larry. I think you saw that same mix for a large range of software companies and other vendors in the first quarter and that is not a-- of course, we have very, very strong recurring service revenues, especially in maintenance and support and that continued on quite strongly and, as you know, there was some postponement and hesitation at the-- the end of the first quarter for new projects and large projects and license revenues.

               So, no, that's an-- that should be an aberration and a result of a fairly unique initial reaction to a slowing economy.

K. Klarnet:    Thank you.

Operator:      Brendan Barnicle from Pacific Crest, please go ahead.

Brendan
Barnicle:      Yeah. Hi, guys. I just wanted to follow up on the 6 cents again.
               Any idea on how that's going to be phased in over those next four quarters?

S. Gardner:    I'm sorry.  Repeat the question?

B. Barnicle:   Sure.  I was just following up on the 6 cents to earnings.  Any idea on how that's going to be phased in over the quarters?

M. Gless:      Not at this point. I will tell you that, you know, probably-- I will speak to it in halves of years, if you will. In the first six months, which would be our strongest two quarters of our fiscal year, both December and March, we'd probably see the majority of that and then the remaining piece of that would be in the next six months, which would be our summer quarters.

B. Barnicle:   So that'd be like a 4 cent/2 cent breakdown?

M. Gless:      That sounds reasonable.

B. Barnicle:   Great.  Thanks a lot.

Operator:      Once again, ladies and gentlemen, if you do have a question, please press one-four. Tom Leach from Bennett Lawrence
               Management, please go ahead.

Tom Leach:     Yes.  Can you talk about the combined growth rate of the two companies, going forward here?

S. Gardner:    I think, as Matt indicated, we'll be providing revenue guidance as we come through the quarter and as we complete the transaction. But I think it's safe to say that, you know, clearly the-- the Peregrine revenue growth rate has been substantial over the past year. We just completed a year with over 100 percent growth. We were providing guidance of 40 to 45 percent growth for our-- our '02 fiscal year ending in March of '02.

               Remedy's coming off of a quarter in which they were hit particularly hard by the economic slowdown and also by a substantial transition in their sales force, which is now starting to look, you know, more positive in terms of the sales force issues, but the economy still has an impact. What we're really doing, if you're thinking about it, is combining companies at a time when I think all of us are starting to look forward to the recovery period in the economy, whether that's six months or nine months or however long it is from now and we should be hitting our stride in the integration of the two companies, with any luck, just as the economy really starts to take off and that would give us confidence, even on a combined basis, that we could continue to look at the 40 to 45 percent growth on a-- on a long-term basis.

               So I don't think there'll be any dilution to the top-line growth and most certainly there's going to be substantial, as Matt indicated, accretion to the earnings per share numbers that we had previously provided this guidance.

               Matt, do you want to add anything to that?

M. Gless:      No, that's-- that's a fair assessment, Steve.

S. Gardner:    Larry, is there anything you wanted to add to that?

L. Garlick:    Just that, you know, in our previous conference calls for both companies, you know, it really indicated very strong pipeline has developed and when this thing-- this economy turns around, it should be very positive for both businesses.

T. Leach:      Thank you.

Operator:      Muin Chowdhury from UCSG, please go ahead.

Muin
Chowdhury:     Hi. I have a question regarding your closing. When do you expect to close and I thought you mentioned that you expect to close in late August, early September. In that case, when do you mail the final proxy?

M. Gless:      Yes, this is Matt. I didn't understand your question, but I think what you're asking is, is when do we expect to mail the proxy.
               And, assuming no review from the SEC, that would more than likely be at some point toward the latter part of July.

M. Chowdhury:  Thank you.

M. Gless:      And if that all goes through, then, yes, late August/September, assuming an affirmative vote, would be approximate closing. But there are several critical assumptions along-- along the way there, any one of which could end up delaying closing if-- if things take a different course.

M. Chowdhury:  Thank you very much.

Operator:      Gentlemen, I am showing no additional questions at this time.
               Please continue with your presentation or any closing remarks.

S. Gardner:    I think that we've had a lot of great questions and certainly we are extremely excited about the transaction that we've announced today. We look forward to really coming together to provide very complementary solutions to both the small and medium customer and to the enterprise customer .

               So I thank you all for listening and I certainly have no additional final remarks. Larry, do you?

L. Garlick:    Just that, you know, I gauge this-- this combination on what it can do for our customers and I know that when people understand that benefit that all the stakeholders in the Remedy community will be behind it. Thanks.

S. Gardner:    Thank you very much.

Operator:      Ladies and gentlemen, that does conclude your conference call for today. You may all disconnect and thank you for participating.


                              * * * * * * * * * *

               The foregoing analyst conference call transcript contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the expectations, beliefs, plans, intentions and strategies of Peregrine. Forward-looking statements relating to expectations about future events or results are based upon information available to Peregrine as of today's date. Peregrine assumes no obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of Peregrine or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while Peregrine and Remedy have executed a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive necessary government or stockholder approvals or fail to satisfy conditions for closing, the transaction will terminate. Additional risks and uncertainties related to the merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger; the successful integration of Remedy into Peregrine's business; timely development, production and acceptance of the products and services contemplated by the proposed acquisition; and each company's ability to compete in the highly competitive and rapidly changing markets. The revenues and earnings of Peregrine and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimation of future operating results uncertain. These factors include increased competition due to expanded product offerings; risks associated with new product strategies and the evolving and varying demand for software products; the ability of Peregrine and the combined company to expand their operations; risks relating to acquisitions, including potential difficulties in the assimilation of operations and technologies of the acquired company or assets; litigation, including litigation over intellectual property rights; general technological and economic factors; and the other risks detailed from time to time in Peregrine's periodic reports and other documents filed with the Securities and Exchange Commission, including, but not limited to, Peregrine's report on Form 10-K for the fiscal year ended March 31, 2000, quarterly reports on Form 10-Q and current reports on Form 8-K.

                  ADDITIONAL INFORMATION AND WHERE TO FIND IT

               Peregrine plans to file a registration statement on Form S-4 in connection with the merger, and Remedy expects to mail a proxy statement/prospectus to stockholders of Remedy containing information about the merger. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. The registration statement and the proxy statement/prospectus will contain important information about Peregrine, Remedy, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus and these other documents may also be obtained from Peregrine by directing a request through the investors relations portion of Peregrine's website at http://www.peregrine.com or by mail to Peregrine Systems, Inc., 3611 Valley Centre Drive, San Diego, CA 92130, Attention: Investor Relations. Peregrine's telephone number is (858) 481-5000.

               In addition to the registration statement and the proxy statement/prospectus, Peregrine and Remedy file annual, quarterly and special reports, proxy statements and other information with the

               Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Peregrine or Remedy at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Peregrine's and Remedy's filings with the commission are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

                      INFORMATION CONCERNING PARTICIPANTS

               Remedy, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Remedy stockholders in favor of merger. Information concerning the participants in the solicitation will be set forth in the proxy statement/prospectus.